Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Unaudited Interim Financial Statements

(Expressed in US Dollars)

As at and for the three months ended March 31, 2021 and 2020

Siyata Mobile Inc.

(the “Company” or “Siyata”)

CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2021 and 2020

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Management of the Company is responsible for the preparation of the accompanying unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Financial Position

(Expressed in US dollars)

For the three months ended March 31, 2021 and December 31, 2020

	31-Mar-21	December 31 2020
ASSETS
Current
Cash	9,731,517	5,468,766
Restricted cash (Note 5)	-	10,995,500
Trade and Other Receivables (Note 6)	4,009,240	2,737,096
Prepaid expenses	856,540	749,000
Inventory (Note 7)	3,740,886	2,409,733
Advance to suppliers	925,233	734,550
	19,263,416	23,094,645
Right of Use Assets (Note 8)	302,713	377,035
Loan to Director (Note 9)	213,940	214,456
Equipment	71,608	55,454
Intangible assets (Note 10)	8,172,575	6,549,118
Goodwill (Note 11)	811,325	801,780
Total assets	28,835,577	31,092,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank Loan (Note 12)	373,000	437,848
Accounts payable and accrued liabilities	1,650,037	2,622,118
Due to Related Party (note 12)	-	-
Lease Obligations (Note 13)	151,733	127,776
Convertible debenture (Note 14)	5,275,037	6,160,769
Current portion of long term debt (Note 15)	69,842	56,471
Future Purchase Consideration (Note 4,16)	350,000	-
	7,869,649	9,404,982
Lease Obligation (Note 13)	145,709	213,816
Other payables	137,771	142,870
Long Term Convertible Debenture (Note 11)	-	-
Long Term Debt (Note 15)	25,396	51,765
Deferred income taxes	164,000	-
	472,876	408,451
Total Liabilities	8,342,525	9,813,433
Shareholders' equity
Share capital (Note 17)	51,565,312	50,088,369
Reserves (Note 17)	9,904,406	9,984,531
Accumulated other comprehensive loss	32,610	100,025
Deficit	(41,009,276)	(38,893,870)
	20,493,052	21,279,055
Total liabilities and shareholders' equity	28,835,577	31,092,488

Nature of operations and going concern (Note 1)

Subsequent Events (Note 30)

Approved on June 30, 2021 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron-Directotr	Marc Seelenfreund-Director

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

For the three months ended March 31, 2021 and 2020

	2021	2020 as restated Note 31

Revenue	4,031,975	2,283,050
Cost of Sales (Note 15)	(2,291,884)	(1,543,325)
Gross profit	1,740,091	739,725
EXPENSES	43.2%	32.4%
Amortization and Depreciation (Note 8,9)	321,017	324,196
Selling and marketing (Note 16)	972,959	795,001
General and administrative (Note 17)	1,058,478	404,826
Share-based payments (Note 13)	592,792	94,609
Total Operating Expenses	2,945,246	1,618,632
Net operating income (loss)	(1,205,155)	(878,907)

OTHER EXPENSES
Finance expense (income)	390,861	432,541
Foreign exchange	440,321	(141,276)
Transaction costs	79,069	-
Total other expenses	910,251	291,265
Net Income (loss) for the period	(2,115,406)	(1,170,172)
Other comprehensive income
Translation Adjustment	67,415	284,026
Comprehensive loss for the period	(2,047,991)	(886,146)

Weighted Average Shares	4,726,991	863,778
Basic and diluted loss per share	(0.45)	(1.35)

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the three months ended March 31, 2021 and the year ended December 31, 2020

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity

Balance, December 31, 2019	863,747	$28,592,662	$5,095,530	$97,138	$(25,302,753)	$8,482,577
Equity portion of debenture bifurcated	-	-	62,986	-	-	62,986
Share based payments	-	-	517,678	-	-	517,678
Share issuance on capital raise	3,712,776	25,501,529	3,327,829	-	-	28,829,358
Share issuance costs on capital raise	-	(4,774,484)	$980,508	-	-	(3,793,976)
Shares issued for debt	85,659	710,970	-	-	-	710,970
Share issuance on conversion of convertible debt	1,149	57,692	-	-	-	57,692
Translation adjustment		-	-	2,887	-	2,887
Loss for the period		-	-		(13,591,117)	(13,591,117)
Balance, December 31, 2020	4,663,331	50,088,369	9,984,531	100,025	(38,893,870)	21,279,055
Issuance of shares to be issued	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	88,911	721,958	(112,917)	-	-	609,041
Share based payments	-	-	592,792	-	-	592,792
Translation adjustment	-	-	-	(67,415)	-	(67,415)
Loss for the period	-	-	-		(2,115,406)	(2,115,406)
Balance, March 31, 2021	4,816,191	$51,565,312	$9,904,406	$32,610	$(41,009,276)	$20,493,052

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Cash Flows

(Expressed in US dollars)

For the three months ended March 31, 2021 and 2020

	2021	2020
Operating activities:
Net loss for the period	$(2,115,406)	$(1,170,172)
Items not affecting cash:
Amortization and depreciation	321,017	324,196
Interest expense, net of repayments	260,521	205,679
Interest income	516	-
Share-based payments	592,792	94,609

Net change in non-cash working capital items:
Trade and other receivables, prepaids, and advances to suppliers	(1,503,261)	(1,944,120)
Inventory	(1,331,153)	$558,053
Accounts payable and accrued liabilities	(977,180)	$145,779
Due to/from related party	-	(54,610)
Net cash used in operating activities	(4,752,154)	(1,840,586)
Investing activities:
Intangible additions	(1,113,383)	(631,140)
Equipment additions	(35,688)	(8,256)
Acquisition of ClearRF	(122,014)	-
Net cash used in investing activities	(1,271,085)	(639,395)
Financing activities:
Lease payments	(35,746)	(45,516)
Bank loan	(64,848)	$223,180
Repayment of long term debt	(14,286)	(8,945)
Convertible debt issued, net of repayments	(1,177,786)	-
Shares issued for cash	609,041	-
Net cash from financing activities	(683,625)	168,719
Effect of foreign exchange on cash	(25,885)	353,349
Change in cash for the period	(6,732,749)	(1,957,914)
Cash, beginning of period	16,464,266	2,630,862
Cash, end of period	$9,731,517	$672,948

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. ("Siyata" or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020 are traded under the symbol SYTAW. As at March 31 ,2021, the Company’s principal activity is the sale of vehicle mounted, cellular based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated unaudited interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $2,115,406 for the three-month period ended March 31, 2021 (year ended 2020 $13,591,117) and, as of that date, the Company’s total deficit was $41,009,276. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. The Company face risks related to (COVID-19) which could significantly disrupt research and development, operations, sales, and financial results.

These material uncertainties, along with those discussed in Note 25, may cast significant doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated unaudited interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financials instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the “USD” presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

.

Basis of consolidation and presentation

These consolidated unaudited interim financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated unaudited interim financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated unaudited interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated unaudited interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

2	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“ IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 ((not presented herein) and January 1, 2019 (not presented herein) include adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The balance sheet as at January 1, 2019 (not presented herein) has been derived from the balance sheet at December 31, 2018 (not presented herein). The exchange rates used to translate the amounts previously reported into Canadian dollars at December 31, 2019 were 1.302 CAD to $1USD, and at January 1, 2019 were 1.362 CAD to $1USD.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the year ended December 31, 2019 (not presented herein) includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the year ended December 31, 2019 were 1.3269 CAD to $1USD which were the average exchange rates for the period.

Use of estimates and judgements

The preparation of the consolidated unaudited interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated unaudited interim financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

2	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated unaudited interim financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(b)	Intangible assets (cont’d)

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 9 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of the intangibles asset are made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Revenues

Revenue from the sale of goods, in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(g)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade and other receivables at amortized cost.

Changes to financial assets measured at fair value, are recognized in profit and loss as they arise (“FVPL”).

Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(g)	Financial Instruments (cont’d)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL.

The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its bank loan, accounts payable and accrued liabilities, due to related party, convertible debentures and long term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration is classified as FVTPL.

As at March 31, 2021, the Company did not have any derivative financial liabilities since the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares is retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020,

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(i)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(j)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

3,	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(k)	Leases

The Company accounts for lease contracts in accordance with lFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the useful life of the right--of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the three month period ended March 31, 2021, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(l)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value.Depreciation of property, plant and equipment is based on the straight line method over the useful life of the asset. The depreciation charge for each period shall be recognised in profit or loss.

(m)	New accounting pronouncements

There are no upcoming account pronouncements expected to have a material impact on the Company’s consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,014 and issued 23,949 common shares at a value of $194,985.

As further consideration, the Company is required to make the additional following payments:

a)	On March 31, 2022, pay $155,014 in cash (or less, subject to certain income minimums);

b)	On March 31, 2022, issue common shares of the Company valued at $194,985.in cash, and

c)	In addition to the above, further incentives may be earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as applying judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine to machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,014
Fair value of 23,949 shares at $8.14 per share	(i)	194,986
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money..

The purchase price was allocated as follows:

Purchase price allocation	Fair Value

Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	100,107
Net identifiable intangible assets	763,893
Deferred tax liability	(164,000)
(700,000)
Goodwill	$0

The above acquisition price allocation is considered preliminary and may change before being considered final.

The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which were recorded in the statement of loss and comprehensive loss.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

5.	RESTRICTED CASH

On December 31, 2020, as outlined in more detail in Note 17, the Company issued capital through a private placement. The restricted cash of $10,995,500 (March 31, 2021-Nil) represents the portion of the capital raise that remained in a trust account with the underwriter. These funds were released by the underwriters, net of any underwriter fees previously accrued, to the Company’s bank account on January 6, 2021.

6.	TRADE AND OTHER RECEIVABLES

	March 31, 2021	December 31, 2020
Trade receivables	$4,954,758	$3,501,223
Allowance for doubtful accounts	(1,530,667)	(1,530,667)
Taxes receivable	585,149	766,540
Total	4,009,240	2,737,096

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2020 we concluded that a bad debt provision of $1,530,667 was to be recognized. There was no change in the provision as of March 31, 2021.

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at March 31, 2020 the total amounts extended by the funding entity was $373,000 (December 31, 2020 - $65,000).

Signifi Mobile Inc. has a credit facility as outlined in Note 12. As part of its financing facility, the lender has a lien on certain assets including trade and other receivables of Signifi Mobile Inc. in the amount of up to $4,000,000 CAD ($3,137,255 USD).

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

7.	INVENTORY

	March 31, 2021	December 31, 2020
Finished products	4,695,383	3,349,383
Impairment of finished products	(1,255,649)	(1,255,649)
Accessories and spare parts	617,152	632,000
Impairment of accessories and spare parts	(316,000)	(316,000)
Total	3,740,886	2,409,733

Provision on inventory

On an annual basis, management reviews the inventory for impairment. For the year ended 2020, it was determined that $1,571,649 of the inventory was impaired (2019-$212,000) due to slow movement. The accessories and spare parts related to these products amounted to $316,000 (2019 - $Nil), which was also impaired. Therefore there were no adjustments to the impairment provision at March 31, 2021.

Liens

As discussed in Note 12, the lender has a lien on all of the assets of Signifi Mobile Inc. which includes their inventory of finished goods which comprises $2,326,851 (December 31, 2020-$1,289,133).

8.	RIGHT OF USE ASSETS

	Mar 31 21	Dec 31 20
Opening Balance	$377,035	$204,939
Addition in the year	-	306,086
Translation adjustment	(38,202)	10,677
Amortization in the year	(36,120)	(144,667)
Closing Balance	$302,713	$377,035

Allocation of Right of Use Assets
Office lease	$222,948	$273,644
Car leases	79,765	103,391
Total Right of Use Assets	$302,713	$377,035

9.	Loan to Director

The loan to our director and Chief Executive Officer was advanced on April 1, 2019 in the amount of $200,000 with a 5 year term. Interest on the loan accrued and was payable at the rate of 7%. As of January 1, 2020, the rate on the loan was increased to 12%. Subsequent to the end of the period, on May 23,2021, this loan was repaid to the Company in full including principal and interest.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

10.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Patent	Total
Cost:
Balance at December 31, 2019	9,006,249	114,126	1,291,827		10,412,202
Additions	1,513,570	-	-		1,513,570
Foreign Exchange	20,658	2,417	27,356		50,432
Balance at December 31, 2020	10,540,477	116,543	1,319,183		11,976,203
Additions	1,113,383	-	-	763,893	1,877,276
Foreign Exchange	11,544				11,544
Balance at March 31, 2021	11,665,404	116,543	1,319,183	763,893	13,865,023

Accumulated Amortization:
Balance at December 31, 2019	3,110,806	74,455	757,437		3,942,698
Additions	872,717	20,365	257,175		1,150,257
Impairment	293,000	-	-		293,000
Foreign Exchange	6,859	2,640	31,631		41,130
Balance at December 31, 2020	4,283,382	97,460	1,046,243		5,427,085
Additions	192,095	5,391	67,877		265,363
Foreign Exchange					0
Balance at March 31, 2021	4,475,477	102,851	1,114,120	0	5,692,448
Net Book Value:
Balance at December 31, 2020	$6,257,095	$19,083	$272,940	$0	$6,549,118

Balance at March 31, 2021	$7,189,927	$13,692	$205,063	$763,893	$8,172,575

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

10.	INTANGIBLE ASSETS (Cont’d)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party valuator to determine the recoverable amount of the intangible assets. Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.5% in 2020 and 16% in 2019, management determined that the recoverable amount was not equal to, or in excess to the carrying amount on two 4G products and therefore an impairment was taken on development costs in 2020 in the amount of $293,000 and Nil in the three months ended March 31, 2021.

As part of the 2019 annual valuation process, the Company reduced the estimated useful lives of its 4G products from 7 years to 5-6 years and reduced the useful life of its 3G products from 11 years to five year. In 2020, the Company reduced the estimated useful lives of its 4G products from 5-6 year to 4 years. its 3G products were fully amortized at the end of 2020 and therefore no change in estimated useful life was required. The change in the estimated useful lives of these development costs is considered to be a change in estimate and applied prospectively. As follows:

Intangible Asset	Useful Economic Life 2020	Useful Economic Life 2019	Useful Economic Life 2018	Amortization Method
4G Devices	4 years	5 - 6 years	7 years	Straight line
3G Devices	5 years	5 years	11 years	Straight line

During the year ended December 31, 2020 the Company incurred $580,236 and Nil in Q1 2021 in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss. The product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss were for the following product in 2020- UR5 $580,236.

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement has been renewed up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five-year term and will be fully amortized by December 31, 2021. Based on the valuation report, the Company has determined that there is no impairment for the year ended December 31, 2020. The Company did not take an impairment in Q1 2021.

E-Wave License

On October 1, 2017, the Company acquired a license from E-Wave mobile Ltd. (the “E-Wave License”). The license agreement is recoded at cost and is amortized on a straight-line basis over its estimated useful life of four-year term and will be fully amortized by December 31, 2021.

On an annual basis, the Company assesses its E-Wave License for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount. Indicators of impairment relating to the E-Wave License included a decline in demand for the products in the exclusive license agreement. In 2019, an impairment loss of $111,521 was recorded and none was recorded in 2020 nor in Q1 2021.

The Company engaged a third-party valuator to determine the recoverable amount of the E-Wave License, which was completed using VIU.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

10.	INTANGIBLE ASSETS (Cont’d)

Development Costs (Cont’d)

VIU is an estimate that involves (a) estimating the future cash inflows and the outflows to be derived from continuing use of the asset and from its ultimate disposal and (b) applying the appropriate pre-tax discount rate to those future cash flows after considering and reflecting elements outlined in IAS 36.30, Calculation of VIU.

The key assumptions used in the calculation of the recoverable amount include forecasting the next twelve months:

i)	Revenues; and
ii)	Normalized Operating Expenses;

VIU is determined with reference to risk adjusted cash flows and a discount rate of 35% based on individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The result is that the carrying amount of intangible assets relating to the E-Wave License exceeded their recoverable amount and as a result the Company recorded an impairment charge in 2019 in the amount of $111,521 and $NIL in 2020.

11.	GOODWILL

As at March 31, 2021 and December 31, 2020 the full goodwill balance was allocated to the company’s Canadian wholly owned subsidiary, Signifi Mobile Inc. (“CGU”). The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As at December 31, 2020, the Company performed its annual impairment test on the goodwill using the value-in-use method. The key assumptions used in the calculation of the recoverable amount relate to five-year future cash flows, weighted average cost of capital, and five years’ average annual growth rate. These key assumptions were based on historical data from internal sources as well as industry and market trends. The discount rate used was 14.5% representing the weighted average cost of capital (after tax) determined based on mid-year discounting and the five- year growth rate in gross revenues estimated as 37%. As the recoverable amount was above the carrying value at December 31, 2020, management has determined that the goodwill does not have an impairment loss in the year.

There change in the goodwill between January 1, 2021 and March 31, 2021 relates solely to a translation adjustment of 9,545 increasing the value to $811,325 from $801,780.

12.	BANK LOAN

During the year ended December 31, 2020, the Company entered into a line of credit for up to a maximum of $750,000 Canadian dollars. The loan is secured by a floating charge on the receivables, inventory, trademarks and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $4,000,000 Canadian. The Export Development Corporation of Canada guarantees 50% of this debt. As of March 31, 2021 the loan balance was Nil (December 31, 2020- $372,848 USD). The loan bears interest at the bank’s prime lending rate plus 1.25% and is repayable on demand. Subsequent to the year-end, the Company provided additional collateral in the form of a collateralized term deposit in the amount of $297,619 ($375,000 CAD).

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at March 31, 2021 the total amount borrowed by the Company extended by the funding entity was $373,000 (December 31, 2020 - $65,000).

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

13.	LEASE OBLIGATIONS

	Mar 31 21	Dec 31 21

Opening Balance	$341,592	$194,331
Additions in the year	-	306,086
Interest expense	1,000	14,045
Transaltion adjustment	(9,404)	(26,724)
Lease payments	(35,746)	(146,146)
	297,442	341,592
Due within one year	(151,733)	(127,776)
Balance-end of period	$145,709	$213,816

Future Mininum Lease Payments

	Mar 31 21	Dec 31 21
year 1	$151,733	$127,776
year 2	92,943	104,897
year 3	52,765	103,458
year 4	-	5,461
Tota lease obligations	$297,442	$341,592

14.	CONVERTIBLE DEBENTURES

	31-Mar-21	31-Dec-20
Balance, Beginning of Period	$6,160,769	$5,097,010
Interest and accretion expense	443,996	1,744,119
Interest paid or accrued	(184,475)	(831,203)
Rollover to the 10% convertible debenture	-	(186,359)
Issuance of the 10% convertible debenture	-	1,177,786
Repayment of 10% convertible debenture	(1,177,786)
Repayment of 103% convertible debenture	-	(921,641)
Convert $75,000 debentures into share capital	-	(40,980)
Foreign exchange adjustment	32,533	122,037
	$5,275,037	$6,160,769
Due within one year	(5,275,037)	(6,160,769)
Balance, End of Period	-	-

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

14.	CONVERTIBLE DEBENTURES (CONT’D)

(a)	On December 28, 2017 the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 common shares of the Company at $87.00 CAD per common share with a maturity date of June 28, 2020. Each Convertible Debenture unit bore an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments was to accrue and be added to the principal amount of this Convertible Debenture. From January 1, 2020 until its maturity on June 28, 2020 the Company paid $56,550 in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debentureholders rolled over the net present value of their holdings totaling $2,287,452 with a maturity value of $2,423,656 ($3,155,00 CAD) into $2,549,155 ($3,319,000 CAD) of face value 12% convertibles debentures as more fully described below.

The exchange of debt instruments between the debenture holders and the Company satisfied the criteria under IFRS 9, Financial Instruments, as a substantial modification, and therefore was treated as an extinguishment of the previous debt and a recognition of a new financial liability. In connection, in 2020, a loss of $136,204 was recorded within finance expense (income) in profit or loss, as the difference between the carrying amount of the financial liability extinguished and the consideration paid, which is comprised of the newly issued debentures.

The remaining portion of the 10.5% Convertible Debentures matured on June 28, 2020 and were repaid at their face value of 1,108,000 ($1,445,000 CAD) except for $186,359 ($250,000 CAD) that were rolled over, for a net repayment of $921,641 ($1,195,000 CAD) as more fully described in 14(d).

(b)	On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019 is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of these Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2021 until March 31, 2021, the Company paid $184,475 (2020-full year $715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

The 12% Convertible Debentures will mature on December 23, 2021 (the “Maturity Date”) and are convertible into common shares at the Conversion Price, at the option of the holder, at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control. The Company has the right to repay the convertible debenture at 101% of face value anytime after December 23, 2020.

On June 24, 2020, $57,692 ($75,000 CAD) of face value of the 12% convertible debentures were converted into common shares of the Company. The discounted value of these debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in the year.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

14.	CONVERTIBLE DEBENTURES (CONT’D)

(c)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full the senior unsecured 10% convertible debenture for an amount of $1,000,000. The discounted value of these debenture at the date of redemption was $991,427. This loss on redemption of $8,573 was recorded as a finance expense in the year.

(d)	On June 28, 2020, one of the 10.5% convertible debentureholders, see 14(a), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 14 (c) for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $196,078. The discounted value of these debenture at the date of redemption was $186,359. This loss on redemption of $9,720 was recorded as a finance expense in the year.

15.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 CAD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan must be fully repaid by July 23, 2022. The loan is secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries.

	31-Mar-21	31-Dec-20
Balance, Beginning of Period	$108,236	$150,538
Foreign Exchange adjustment	1,288	3,188
Capital repayments in the period	(14,286)	(45,490)
	95,238	108,236
Less: current portion of long term debt	(69,842)	(56,471)
Balance, End of Period	$165,080	$51,765

Future Minimum Principal Payments
Year 1	$69,842	$56,471
Year 2	25,396	51,765
	$95,238	$108,236

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

16.	FUTURE PURCHASE CONSIDERATION

	2021	2020

Balance, beginning of the period	$-	$-

ClearRF future purchase consideration	350,000	-

Balance, end of the period	$350,000	$-

Classification:

Short-term (payable within one year)	$350,000	-

Long-term	-	-

The future consideration arose on March 31, 2021, resulting from the acquisition of ClearRf as discussed in Note 5.

The future purchase consideration consists of the contractual obligation to pay $155,014 in cash on March 31, 2022 and to issue common shares of the Company with a value of $194,986 on March 31, 2022. This future purchase consideration was not discounted since it is due within the year.

At each reporting period, management updates estimates with respect to probability of payment form and recognizes changes in the estimated value of future purchase consideration in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

17.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued and Outstanding:

As at March 31, 2021, the Company had 4,4,816,191 common shares issued and outstanding.

As at December 31, 2020, the Company had 4,663,331 common shares issued and outstanding and 40,000 shares to be issued to a consultant for service rendered as part of the share issue costs that were accrued in 2020 and issued in February 2021.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one(1) post-consolidation Share. Share amounts have been retrospectively restated to reflect the post consolidation number of shares.

(b)	Common share transactions

Transactions for the three-month period ended March 31, 2021 are as follows:

(i)	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,040 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii)	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii)	As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

Transactions for the year ended December 31, 2020 are as follows:

(i)	On June 22, 2020, the Company issued 1,149 shares as a result of a conversion of the convertible debt (referred to in Note 14(b)) at $48.71— ($65.25 CAD) per share for proceeds of $57,692 ($75,000 CAD).

(ii)	On August 4, 2020, the Company completed a two part private placement raising aggregate gross proceeds of $1,604,729 ($2,150,000 CAD) through the issuance of 148,276 units at a price of $10.82 per unit ($14.50 CAD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $20.47 ($26.10 CAD) for a period of two years. The Company paid a cash commission of $19,358 ($24,682 CAD), issued 1,702 broker warrants on the same terms as the investor warrants having a black scholes value of $9,873, and other share issuance costs of $146,377.

(iii)	On September 29, 2020 the Company completed an initial public offering of 2,100,000 units the “Units”) at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one common share and one tradeable warrant to purchase one common share. Each warrant has an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering. The common shares using the residual value approach were valued at $4.73 USD per share and each warrant was valued at $1.27 USD per warrant. Share issuance costs related to the initial public offering was $2,810,274 including 113,500 underwriter warrants exercisable at $6.60USD per share, with a black scholes value of $315,796, and underwriter overallotment 266,000 tradeable warrants with an exercise price of $6.85 USD with a black scholes value of $335,160.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

17.	SHARE CAPITAL (CONT’D)

(iv)	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

(v)	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

(vi)	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at NIL per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a black scholes value of $420,508.

(c) Stock options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2019	82,585	$52.34
Granted	279,190	6.47
Expired/Cancelled	(33,707)	39.79
Outstanding options, December 31, 2020	328,068	14.66
Granted	100,500	11.50
Outstanding options, March 31, 2021	428,568	$14.24

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

17.	SHARE CAPITAL (CONT’D)

(C) Stock options (cont’d)

At March 31, 2021 and the date of this MD&A, stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
01-Jan-17	2,207	2,207	40.37	01-Jan-22	0.75
11-Jan-17	2,483	2,483	40.94	11-Jan-22	0.78
04-Apr-17	6,897	6,897	62.54	04-Apr-22	1.01
24-Jul-17	8,619	8,619	78.47	24-Jul-22	1.31
24-Dec-18	14,620	14,620	56.86	24-Dec-23	2.73
15-Jan-19	828	276	56.86	15-Jan-24	2.79
21-Mar-19	12,345	10,943	62.55	21-Mar-24	3.22
01-Dec-19	1,293	1,293	56.86	01-Dec-21	0.67
01-Jan-20	2,069	1,293	56.86	31-Oct-25	4.50
01-Jan-20	207	207	56.86	01-Dec-21	0.67
15-Nov-20	95,000	23,750	6.00	15-Nov-30	9.63
15-Nov-20	181,500	45,375	6.00	15-Nov-25	4.63
02-Jan-21	57,000	7,125	11.50	02-Jan-26	4.75
02-Jan-21	5,000	625	11.50	02-Jan-31	9.75
18-Jan-21	38,500	4,813	11.50	18-Jan-26	4.76

Total	428,568	130,526	$14.24		5.5

Transactions for the three months ended March 31, 2021 are as follows:

The company issued a total of 100,500 stock options to various employees and members of the Board at an exercise price of $11.50 per share.

Transactions for the year ended December 31, 2020 are as follows:

During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 (2019- $1,123,154) and (2018-$850,747) in relation to options vesting.

On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $CAD56.86 that expires on January 1, 2024.

On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00USD per common share.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

17	SHARE CAPITAL (CONT’D)

(C) Stock options (cont’d)

The following weighted average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2021	2020	2019	2018
Stock price	$11.50	$6.47	$72.50	$62.35
Risk-free interest rate	0.23%	1.68%	1.50%	1.90%
Expected life	5	5	4.8	5
Annualized volatility	85%	83%	143%	148%

(d) Agents’ options

No agent’s options activity in the three months ended March 31, 2021.

Transactions for the year ended December 31, 2020 are as follows:

The Company issued 1,702 agents’ options on the closing of the August 2020 capital raise at an exercise price of $20.47 ($26.10 CAD) per common share and these agents’ options expire on July 28, 2022, adding an additional $9,873 to reserves and share issuance costs,

The Company issued 113,500 agents’ options to the underwriter of its initial public offering at an exercise price of $6.60 USD per common share and these agents’ options expire on September 28, 2025 including in reserves an additional $315,796 that are part of the share issuance costs.

On October 21, 2020, the underwriter of the initial public offering acquired 266,000 share purchase warrants pursuant to that certain underwriting agreement at $0.01 per warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. The Company added the black scholes value to these agent warrants adding an additional $335,160 to reserves as part of the share issuance costs.

The Company issued 64,724 agent’s options to the placement agency of the December 31, 2020 capital raise at an exercise price of $11.50USD expiring on June 30, 2024 and using black scholes added $420,508 to reserves as part of the share issuance costs.

A summary of the Company’s agents’ options activity is as follows

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2019	6,597	50.53
Granted	445,926	7.36
Outstanding agent options, March 31, 2021 and December 31, 2020	452,523	$8.02

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

17	SHARE CAPITAL (CONT’D)

(d) Agents’ options

At March 31, 2021 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
December 24, 2018	1,572	1,572	65.90	December 24, 2021	0.73
December 23, 2019	5,025	5,025	45.58	December 23, 2021	0.73
July 28, 2020	1,702	1,702	20.47	July 28, 2022	1.32
September 29, 2020	113,500	113,500	$6.60	September 28, 2025	4.49
September 29, 2020	266,000	266,000	$6.85	September 28, 2025	4.49
December 31, 2020	64,724	64,724	$11.50	June 30, 2024	3.2
Total	452,523	452,523	$8.02		4.24

(e) Share purchase warrants

A summary of the Company’s warrant activity activity in the three months ended March 31, 2021 are as follows:

In February 2021, 88,911 share purchase warrants at $6.85 were exercised for net proceeds of $609,041.

Transactions for the year ended December 31, 2020 are as follows:

a.	On June 23, 2020, as part of the 10% convertible debenture referred to in 14(c), the Company issued 10,897 share purchase warrants at an exercise price of $34.12 with an expiry of June 23, 2021.
b.	On July 28, 2020, as part of the capital raise per 17(b)(ii), the Company issued 74,138 share purchase warrants at an exercise price of $20.47 with an expiry date of July 28, 2022.
c.	On September 29, 2020, the Company issued 2,100,000 share purchase warrants as part of the units offered and sold in its initial public offering, which included one common share and one warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. These warrants trade on Nasdaq under the symbol STYA-W and were valued at the residual value of $1.27 per warrant for total value of $2,667,000 including in reserves.
d.	On December 31, 2020, the Company issued 1,294,500 share purchase warrants to the December 31, 2020 investors who participated in the private placement. Each unit consisted of one common share and one share purchase warrant. The warrants have an exercise price of $11.50 USD with an expiry date of June 29, 2024.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

17	SHARE CAPITAL (CONT’D)

(e) Share purchase warrants (cont’d)

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2019	111,999	$59.02
Granted	3,479,534	8.96
Outstanding, December 31, 2020	3,591,533	$10.55
Exercised	(88,911)	6.85
Outstanding, March 31, 2021	3,502,622	$10.61

At March 31, 2021, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
24-Dec-18	31,887	$68.23	24-Dec-21
29-Aug-19	25,863	$68.23	29-Aug-21
23-Dec-19	54,248	$51.18	23-Dec-22
23-Jun-20	10,897	$34.12	23-Jun-21**
July 28, 2020	74,138	$20.47	28-Jul-22
September 29, 2020	2,011,089	$6.85	28-Sep-25
December 31, 2020	1,294,500	$11.50	30-June-24
Total	3,502,622	$10.61

**	As of the date of this MD&A, these 10,897 share purchase warrants expired.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

18.	COST OF SALES

(in thousands)	31-Mar-21	31-Mar-20
Materials and merchandise	$2,117	$601
Royalties	150	46
Other expenses	323	104
Change in inventory	-298	792
Total	$2,292	$1,543

19.	SELLING AND MARKETING EXPENSES

(in thousands)	31-Mar-21	31-Mar-20
Salaries and related expenses	$725	$476
Advertising and marketing	246	228
Travel and conferences	2	91
Total	$973	$795

20.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	31-Mar-21	31-Mar-20
Salaries and related expenses	$93	$61
Professional services	172	60
Consulting and director fees	287	150
Management fees	0	33
Travel	26	16
Office and general	330	42
Regulatory and filing fees	24	22
Shareholder relations	126	22
Total	$1,058	$406

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

21.	FINANCE EXPENSES

	31-Mar-21	31-Mar-20
Interest paid and actretive interest on debentures	$443,996	$409,233
Interest expense on long term debt	2,375	2,795
Interest on bank loans	15,251	15,400
Other interest and bank charges	5,399	11,113
Loss on redemption of debentures	18,292	-
Interest earned on director's loan	(6,000)	(6,000)
Interest expense on lease obligations	1,000	-
other interest income	(89,452)	-
Total	$390,861	$432,541

22.	TRANSACTION COSTS

Transaction costs incurred for the three months’ ended March 31, 2021 totalling $79,069 are all due to the acquisition of ClearRF in the period which is treated as an acquisition and therefore these transaction costs are disclosed separately as an expense. These transaction costs include a proportion of legal fees, and other professional fees and expenses.

23.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2020	2019

Net loss before taxes	$(13,591,117)	(7,657,208)

Expected income tax (recovery)	(3,670,000)	(2,067,000)
Change in statutory foreign tax, foreign exchange rates and other	(117,000)	67,000
Permanent differences	134,000	309,000
Change in unrecognized deductible temporary differences	4,676,000	1,625,000
Impact of convertible debenture	17,000	107,000
Share issue costs and transaction costs	(1,248,000)	(50,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	208,000	9,000
Total income tax expense (recovery)	$-	$-

Current income tax	$-	$-
Deferred tax recovery	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

23.	INCOME TAXES (CONT’D)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2020	2019

ROU assets and lease liabilities	(9,000)	(2,000)
Intangible assets	(141,000)	-
Convertible debenture	(87,000)	(321,000)
Non-capital losses	237,000	323,000
Net deferred tax liability	$-	$-

The deferred tax liability arose on the acquisition of ClearRF as more fully described in Note 4.

The significant components of the Company’s deductible temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated unaudited interim statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range
Temporary Differences
Receivables	$775,000	No expiry date	$-	No expiry date
Property, plant, and equipment and intangibles	2,216,000	No expiry date	1,541,000	No expiry date
Financiing cost	5,948,000	2040 to 2044	1,375,000	2039 to 2043
Inventory	1,373,000	No expiry date	-	No expiry date
Allowance for doubtful accounts	714,000	No expiry datw	-	No expiry date
Allowable capital losses	39,000	No expiry date	38,000	No expiry date
Non-capital losses available for future period	30,491,000	See below	20,708,000	See below

The Company has approximately $30,491,000 (2019 - $20,708,000) of operating tax loss carry-forwards. Of these, $11.9 million arise from Israel (2019 - $10.5 million) which do not expire, and the remaining balance arise from Canada which expire between 2026 and 2040.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

24.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at March 31, 2021 the Company is subject to externally imposed capital requirements arising from the quarterly payments of interest on the convertible debentures outstanding, as described in Note 14, the monthly principal and interest payments from the BDC loan described in Note 15 and the TD Bank loan as described in Note 12. The Company also subject to a debt covenant in relation to the factoring agreement described in Note 6.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

25.	FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due to/from related party, accounts payable and accrued liabilities, long term debt, and convertible debentures approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

25.	FINANCIAL INSTRUMENTS (cont’d)

Credit risk (cont’d)

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 36% of the Company’s revenue for the three months’ ended March 31, 2021 (March 31, 2020 -15%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As s result, the Company had customer with overdue receivables on their books at December 31, 2020 which resulted in the Company taking a bad debt provision of 50% of these overdue receivables which amounted to $1,530,667. There was no adjustment to the bad debt provision at March 31, 2021.

More than 68% of the Company’s customers have been active with the Company for over four years, and the impairment of $1,530,667 in impairment loss in December 2020 has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	March 31, 2021	December 31, 2020
EMEA	$2,928	$1,246
North America	1,081	1,491
Total	$4,009	$2,737

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

25.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 6).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at March 31, 2021 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

25.	FINANCIAL INSTRUMENTS (cont’d)

Market risk (cont’d)

in thousands
Financial assets and liabilities
Current assets	USD	NIS	CAD	Total
Cash	8,463	811	458	9,732
Trade receivables	1,352	2,318	338	4,009
Due from director	214	-	-	214

Current liabilities
Bank loan	-	(373)	-	(373)
Accounts payable and accrued liabilities	(449)	(711)	(628)	(1,788)
Futre purchase consideration	(350)	-	-	(350)
Convertible debentures	-	-	(5,275)	(5,275)
Long term debt	-	-	(95)	(95)

Total	9,231	2,045	(5,202)	6,074

10% fluctuation in exchange rate	923	205	(520)	607

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is limited to the BDC loan, the Canadian bank loan and the Israeli factoring facility and is therefore currently immaterial as the rest of the Company’s debt bears interest at fixed rates.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

26.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three months ended March 31, 2021 and March 31, 2020 are as follows:

	2021	2020

Payments to key management personnel:
Salaries, consulting and directors’ fees	$287,427	$182,631
Share-based payments	425,416	47,013
Total	$712,843	$229,064

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2021	2020

Selling and marketing expenses	VP Technology	40	32
General and administrative expense	Companies controlled by the CEO, CFO and Directors	247	151

Loan to Director

On April 1, 2019 the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

27.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers and is as follows:

External Revenues (in thousands)	March 31, 2021	March 31, 2020
EMEA	$1,941	$775
USA	1,741	1,193
Canada	350	306
Australia and New Zealand	-	9
Total	$4,032	$2,283

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

28.	MAJOR CUSTOMERS

Revenues from three customers of the Company for the three-month period ended March 31, 2021 represent approximately $2,959,000 or 73% of the Company’s total revenues (March 31, 2020 is two customers representing $1,331,000 or 59% of total revenues).

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the three months ended March 31, 2021, the Company paid $203,101 (3 months ended March 31, 2020- - $194,102) in interest and $Nil (December 31 - $Nil) in income taxes.

During the three months ended March 31, 2021, the Company incurred the following non-cash investing or financing activities:

a)	In acquiring the assets of ClearRF, the Company paid a portion of the purchase price by issuing 23,949 common shares valued at $194,985 to the vendors in the period.

b)	Recognized $260,521 (3 months ended March 31, 2020--$205,679) of accretion of the convertible debentures, classified $69,842 of long-term debt, $151,733 of lease obligations, $350,000 of future purchase consideration and $5,275,037 of convertible debentures all as current liabilities.

30.	SUBSEQUENT EVENTS

(a)	On May 23, 2021, the loan to director was repaid including principal and interest.

31.	EFFECTS OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency are as follow:

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 (not presented herein) and January 1, 2019 include adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The balance sheet as at January 1, 2019 (not included herein) has been derived from the balance sheet at December 31, 2018 (not presented herein). The exchange rates used to translate the amounts previously reported into Canadian dollars at December 31, 2019 were 1.302 CAD/USD, and at January 1, 2019 were 1.362 CAD/USD.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the three month period ended March 31, 2020 includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the three months’ ended March 31, 2020 was 1.3415 CAD to $1USD which were the average exchange rates for the period.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three months ended March 31, 2021 and 2020

31.	EFFECTS OF THE CHANGE IN PRESENTATION CURRENCY (CONT’D)

Effect on the consolidated unaudited interim statement of loss and comprehensive loss for the three months ended March 31, 2020

	3 months March 31, 2020 USD	3 months March 31, 2020 CAD

Revenue	2,283,050	3,062,712
Cost of Sales (Note 15)	(1,543,325)	(2,070,371)
Gross profit	739,725	992,341

EXPENSES
Amortization and Depreciation (Note 8,9)	324,196	434,909
Selling and marketing (Note 16)	795,001	1,066,494
General and administrative (Note 17)	404,826	543,074
Share-based payments (Note 13)	94,609	126,918
Total Operating Expenses	1,618,632	2,171,395
Net operating income (loss)	(878,907)	(1,179,054)

OTHER EXPENSES
Finance expense (income)	432,541	580,254
Foreign exchange	(141,276)	(189,522)
Total other expenses	291,265	390,732
Net Income (loss) for the period	(1,170,172)	(1,569,786)

Other comprehensive income
Translation Adjustment	284,026	1,129,861
Comprehensive loss for the period	(886,146)	(439,925)
Weighted Average Shares	863,778	863,778
Basic and diluted loss per share	(1.35)	(1.82)